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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 9, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].








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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. ("GS&Co") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated
January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995 and Amendment No. 4 thereto dated October 6, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 11 immediately after numbered paragraph 10 appearing therein:

                  11. On October 9, 1995, the Whitehall Investors, together with Tishman Speyer and Rockefeller, submitted a letter regarding their proposal to the Board of Directors of RCPI. The letter is attached hereto as Exhibit 13 and is incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

            Exhibit No.            Exhibit                              Page

                  13               Letter, dated October 9, 1995,         4
                                   from Goldman, Sachs & Co.,
                                   Goldman Sachs Mortgage Company,
                                   Whitehall Street Real Estate
                                   Limited Partnership V, Tishman
                                   Speyer Properties, L.P. and David
                                   Rockefeller, to the Board of
                                   Directors of Rockefeller Center
                                   Properties, Inc.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 10, 1995



                        WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V,
                               General Partner


                              By:   WH Advisors, Inc. V,
                                      General Partner


                                By:  /s/ Ralph Rosenberg
                                     Name: Ralph Rosenberg
                                     Title: Vice President